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EXHIBIT 99.2

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

    The management of Chicago Mercantile Exchange Inc. (CME) intends to maximize shareholder value by executing a strategy focused on solidifying CME's position as a premier global marketplace for financial instruments, commodities and securities, as well as an infrastructure provider and partner in the business-to-business marketplace.

    CME is an international marketplace that brings together buyers and sellers on its trading floors and GLOBEX®2 around-the-clock electronic trading system. CME offers futures contracts and options on futures primarily in four product areas: interest rates, stock indexes, foreign currencies and agricultural commodities. All over the world, pension funds and investment advisers, portfolio managers, corporate treasurers, commercial and investment banks, broker/dealers and individuals are among those who trade on CME as an integral part of their financial management strategy. In 2000, more than 231 million contracts with an underlying value of more than $155 trillion changed hands at CME. The Exchange moves about $1 billion per day in settlement payments, manages approximately $25 billion in collateral deposits and administers more than $1 billion of letters of credit.

    On November 13, 2000, CME finalized its transformation into a for-profit, shareholder-owned corporation as it became the first U.S. financial exchange to demutualize by converting its membership interests into shares of common stock that can trade separately from exchange trading privileges. Demutualization occurred in several steps. The Illinois not-for-profit corporation initially was merged into a new Delaware non-stock corporation and immediately thereafter into a shareholder-owned, for-profit Delaware corporation. In a final step, recapitalization, CME then issued Class A and Class B shares. CME is now subject to the periodic reporting requirements of the Securities Exchange Act of 1934.

    CME issued nearly 26 million Class A shares to its members, representing pure equity rights. The shares were allocated on a 3-2-1 basis to members of the CME, International Monetary Market (IMM) and Index and Option Market (IOM) divisions. In addition, CME issued about 5,000 Class B shares to its members, representing trading rights. Holders of Class B shares are able to sell, lease, transfer or bequeath their trading rights on the Exchange, just as they did before with memberships or "seats." Anyone can own a Class B share, but those who exercise trading privileges must first be approved by CME. The demutualization transaction did not represent an initial public offering (IPO).

    As part of the demutualization process, CME also purchased all of the assets and liabilities of P-M-T Limited Partnership (PMT), an Illinois limited partnership, for $5.1 million, which equaled the fair market value of PMT's net assets. No goodwill was created because an independent appraisal concluded that fair market value was equal to the book value of the Partnership's net assets.

    CME's revenues are highly dependent on trading volume, with approximately 69% of total revenue derived from clearing, GLOBEX2 electronic trading fees and other volume-related fees. Historically, as a mutual organization, CME set lower fees to provide profit opportunities for members. For example, in 1998, CME reduced fees by approximately $17.9 million to benefit its member firms. The Exchange's profitability and swings in earnings are tied directly to volume and underlying market uncertainty. CME attempts to mitigate the downside of unpredictable volume swings through various means, such as increasing clearing fees, creating volume incentives, opening access to new markets and further diversifying its range of products. CME's second largest source of revenue is quotation data fees, which the Company receives from the sale of its market data. The Exchange has contractual relations with more than 100 vendors that act as value-added resellers. The vendors disseminate data to more than

46,000 subscribers and remit the Exchange-related data fees to CME. Other revenues are derived from telecommunications, additional services provided to members and interest income on investments.

    The Exchange intends to create shareholder value through an unwavering commitment to its customers and delivery of focused technology, state-of-the-art clearing services, innovative products and fair, transparent and efficient markets. CME's Clearing House is owned and operated by the Exchange. It clears and guarantees all Exchange-matched transactions occurring through CME's facilities. The Clearing House enforces financial safeguards to protect investors from the risk of default. These financial safeguards are continuously reviewed and refined to maintain and improve the protection offered to CME market participants. The Company's Market Regulation department detects rule violations, monitors the markets to prevent manipulation, conducts investigations, enforces trading rules and administers a dispute resolution forum. The Company has its own product development, product sales and marketing staff for the development and promotion of products and maintains marketing offices in London and Tokyo. In addition, CME maintains an office in Washington, D.C. CME operates two trading floors in Chicago and employs trading floor personnel to capture, report and disseminate price quotations generated by the open outcry market. In 2000, the Company's technology staff, approximately one-third of total employees, continued to improve CME's technology infrastructure, including enhancements to order routing, trade matching and clearing systems. Major releases for the year included an upgrade to GLOBEX2 that doubled the effective throughput of the core matching engine and major capacity upgrades to support the growth of electronic trading. The technology team also released the first version of a new market data application programming interface (API), which provides customers with a quicker and more reliable method to access CME market data.

    In 2000, CME entered the online "business-to-business" (B2B) arena by offering a variety of clearing and advisory services to those marketplaces best positioned to excel with CME's help. In addition, CME can create a derivatives market for B2B products that allows participants to hedge or lock in future supply and demand, attracting new participants and liquidity into B2B marketplaces. CME's agreement with CheMatch.com, Inc., announced in September 2000, involves jointly developing and marketing a co-branded complex of chemical futures and options products to trade on CME's GLOBEX2 system. The agreement represented the first joint development project between a futures exchange and a B2B marketplace to create risk management products targeted to a specific industry.

    The Company believes that its ability to manage operating expenses and rationalize fees is a critical success factor, and management will continue to review expenses and fees in light of the competitive environment.

    The following discussion summarizes the significant factors affecting the results of operations and financial condition of CME and should be read in conjunction with the Consolidated Financial Statements, including the related notes.

Results of Operations for the Twelve Months Ended December 31, 2000 and 1999

Revenues

    Revenues for fiscal 2000 were $226.6 million, compared with $210.6 million in 1999, a 7.6% increase.

    Clearing and transaction fee revenue, which includes clearing fees, GLOBEX2 electronic trading fees and other volume-related charges, accounted for 69.1% of total revenues in fiscal 2000. Clearing and transaction fee revenues in fiscal 2000 were $156.6 million, compared with $140.3 million in fiscal 1999, an 11.6% increase. Total trading volume increased 15.1% over 1999, setting a new annual volume record in 2000 of 231.1 million contracts and representing an underlying value of $155 trillion. The new record surpassed 1998, when 226.6 million contracts changed hands. Open interest, or the number of contracts outstanding at the close of the year, stood at 8.0 million, 25.1% higher than the 6.4 million open positions at the end of December 1999. The increase in volume primarily was due to uncertainty over interest rates and the presidential election that resulted in strong volume in the interest rate and stock index markets, as market participants turned to the Exchange's products as a way to help manage their financial risk. Total electronic trading volume on CME's GLOBEX2 system in 2000 rose 113.8% to 34.5 million contracts, 14.9% of total Exchange volume.

    The following table shows the average daily trading volume in CME's four product areas and the portion that is traded electronically through the GLOBEX2 system:

Average Daily Volume:

Product Area	2000 Volume	1999 Volume	Increase/(Decrease)	Percentage Increase/(Decrease)
Agricultural	31,575	33,671	(2,096)	(6.2%)
Currency	76,615	94,747	(18,132)	(19.1%)
Equity	258,120	189,984	68,136	35.9%
Interest Rate	550,810	475,023	75,787	16.0%
Total Volume	917,120	793,425	123,695	15.6%
Globex2 Volume	136,928	63,782	73,146	114.7%
Globex2 Volume as a Percent of Total Volume	14.9%	8.0%	59.1%

    Trades executed through GLOBEX2 consist primarily of the E-mini S&P 500 and E-mini Nasdaq 100 equity contracts. Fees charged for the E-mini equity contracts are lower than those charged for the standard size equity contracts. Therefore, when the increase in volume is primarily attributable to the E-mini contracts, there is not necessarily a corresponding increase in revenue. In addition to the trading volume increase, clearing and transaction fee revenue rose as a result of a fee increase that went into effect on October 1, 2000, and generated an additional $9.6 million in revenue. The fee increase, which had almost no associated additional expense, was replaced with a new, comprehensive, strategically designed fee structure that went into effect primarily on January 1, 2001. The new pricing structure reflects CME's new focus on shareholder value as a for-profit corporation.

    Quotation data fees were $36.3 million in fiscal 2000, compared with $43.0 million in fiscal 1999. The 15.6% decrease was a result of reduced fees charged to non-professional subscribers. This special promotional fee program was eliminated in 2001. While the total number of subscribers increased, a portion of the subscribers switched to the new non-professional service at a lower monthly fee. In addition, the likelihood of collecting certain receivables outstanding at December 31, 2000 appears questionable. The resulting reserve against receivables reduced fiscal 2000 revenue by approximately $1.4 million.

    Communication revenue was $9.4 million in fiscal 2000, compared with $8.2 million in fiscal 1999. The 15.0% increase was a result of rate increases to users of the Exchange's telecommunications system.

    Investment income in fiscal 2000 was $9.7 million, up 7.1% from $9.1 million in fiscal 1999. Investment income generated by increased cash performance bonds was partially offset by net sales in the general investment portfolio.

    Other operating revenue was $14.5 million in fiscal 2000, compared with $10.0 million in fiscal 1999. The 44.4% increase was due primarily to a $2.1 million increase in GLOBEX2 terminal service fees and installation charges. The total number of installed GLOBEX2 terminals increased more than 30% during 2000. The Exchange has reviewed its terminal billing strategy and increased prices for implementation in 2001. In addition, the trading gains of GFX Corporation, CME's wholly owned subsidiary, increased by $2.0 million in fiscal 2000 when compared to fiscal 1999.

Expenses

    Total operating expenses in fiscal 2000 were $234.6 million, compared with $204.0 million in fiscal 1999, a 15.0% increase. Excluding approximately $9.8 million of one-time expenses in 2000, the increase was $20.8 million, or 10.2%. Technology-related expenses of $100.1 million increased $23.2 million as the Exchange continued to invest strategically in trading and clearing systems. In electronic trading, CME made significant capacity and performance enhancements to its trade matching system, GLOBEX2, to support the Exchange's new open access policy approved in 2000. In addition, the Exchange continued to upgrade its clearing technology and made advances in furthering alliances with other exchanges. Clearing infrastructure enhancements enabled CME to launch the world's first cross-border, cross-margining program with the London Clearing House. Other enhancements include an upgraded real-time mutual offset system with Singapore Exchange Derivatives Trading Ltd. (SGX), improved asset management capabilities for Exchange customers and a more flexible and streamlined clearing process. The Exchange, seeking new growth opportunities by leveraging its established Clearing House expertise, entered the e-business market in 2000 and incurred $900,000 in related B2B expenses.

    Salaries and benefits expenses were $95.1 million in fiscal 2000, compared with $81.0 million in fiscal 1999, a 17.5% increase. In January 2000, the Exchange entered into an employment agreement with its new President. The agreement stipulated payment of a $2.0 million sign-on bonus as well as an option for Class A and B shares that vests over a four-year period, the value of which is tied to the increase in the value of the Exchange. The expense related to the stock option totaled $1.0 million for the twelve months ended December 31, 2000. The Exchange has adopted fixed accounting treatment for the Class A portion of the option under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," as of the date of demutualization. Under this accounting treatment, the estimated expense for the remainder of the vesting period for the Class A shares will be approximately $170,000 per year. In addition, three executives with employment contracts resigned during the first quarter of 2000. The payments required by these contracts, a rise in overall compensation levels, and the related effect on employment taxes and employee benefit costs accounted for the remainder of the increase in salaries and benefits.

    Occupancy costs in fiscal 2000 were $19.6 million, compared with $17.8 million in fiscal 1999, a 10.4% increase. In 1999, reductions in real estate taxes coupled with credits from the landlord for operating expenses resulted in a one-time savings and represented the majority of the variance between 1999 and 2000.

    Professional fees, outside services and licenses decreased 18.3% to $23.1 million in fiscal 2000, compared with $28.3 million in fiscal 1999. The decrease resulted primarily from a $3.7 million decline in expenditures relating to major technology initiatives that were substantially completed in 1999. Additional savings of $800,000 resulted from lower recruiting costs and a decrease in the use of temporary employees. These savings were partially offset by an increase of $1.3 million for legal costs and professional fees associated with demutualization.

    Communication and computer and software maintenance costs in fiscal 2000 were $41.9 million, up 47.4% from $28.4 million in fiscal 1999. Communication costs rose $9.1 million, or 38.9%, as a result of additional GLOBEX2 electronic trading subscribers. The number of GLOBEX2 terminals increased 30.0% in 2000. In addition, software and related maintenance costs increased as a result of recent technology initiatives. This resulted in $3.3 million of additional spending in 2000 when compared to 1999.

    Depreciation and amortization in fiscal 2000 was $33.5 million, compared with $25.3 million in fiscal 1999. The 32.5% increase was due to the amortization of completed capitalized software development, as well as additional depreciation expense resulting from software and computer equipment purchases made in 2000 and late in 1999.

    Public relations and promotion costs declined 32.2% to $5.2 million in fiscal 2000, compared with $7.7 million in fiscal 1999, due primarily to the elimination or reduction of certain incentive programs related to specific contracts offered on the Exchange.

    Other operating expenses were $16.1 million in fiscal 2000, compared with $15.5 million in fiscal 1999. The 4.2% increase resulted from a $2.7 million write-off during the second quarter of 2000 of previously capitalized software development costs. It was determined that the software would not be utilized as intended. Partially offsetting this were decreases in travel, entertainment and state and local taxes.

    The limited partners' interest in the earnings of PMT was $1.2 million for the period January 1, 2000 through November 13, 2000, the date of the sale of the Partnership to CME as part of CME's demutualization transaction. This compared to $2.1 million in 1999. Increased profitability in 2000 of GFX Corporation, which flows to the Partnership, was offset by higher costs associated with PMT operations.

    A benefit for income taxes of $3.3 million was recorded for the twelve months ended December 31, 2000 as a result of operating losses during this period. The effective income tax rate for the period was 36.1%. The benefit will be realized through a tax loss carryback to offset a prior year's taxable income.

    Net loss for fiscal 2000 was $5.9 million, compared with net income of $2.7 million for fiscal 1999.

Results of Operations for the Twelve Months Ended December 31, 1999 and 1998

Revenues

    Revenues in fiscal 1999 were $210.6 million, compared with $197.2 million in fiscal 1998, a 6.8% increase.

    Clearing and transaction fee revenue, which includes clearing fees, GLOBEX2 electronic trading fees and other volume-related fees, was $140.3 million in fiscal 1999, compared with $126.5 million in fiscal 1998, a 10.9% increase. This increase is attributable primarily to the effect of a program which reduced clearing fees by approximately $17.9 million in the fourth quarter of 1998, offset by an 11.4% decrease in volume from 226.6 million contracts in 1998 to 200.7 million contracts in 1999. There was no similar fee reduction program during 1999. The decrease in volume was primarily due to reduced volatility, continued consolidation of institutional customers and a slowdown in business as customers prepared for the year 2000. Low inflation and stable economic conditions contributed to reduced volatility and decreased volume in interest rate products in 1999.

    Quotation data fees in fiscal 1999 were $43.0 million, compared with $40.1 million in fiscal 1998. The 7.3% increase resulted from an increase in the number of subscribers.

    Investment income was $9.1 million in fiscal 1999, compared with $10.1 million in fiscal 1998, a 10.2% decrease due to a decline in average invested balances.

    Other revenues in fiscal 1999 were $10.0 million, compared with $12.3 million in fiscal 1998. The 18.5% decrease was a result of reduced trading revenues from GFX Corporation and a lower level of member fines. These reductions were partially offset by $1.7 million in revenues from GLOBEX2 terminal charges, for which there was only nominal revenue in 1998.

Expenses

    Total operating expenses in fiscal 1999 were $204.0 million, compared with $183.0 million in fiscal 1998, an 11.5% increase. Expenses increased as a result of technology advancements in the areas of GLOBEX2, trade order processing systems, hand-held trading devices, infrastructure improvements and the support of both open outcry and electronic trading systems.

    Salaries and benefits expenses were $81.0 million in fiscal 1999, compared with $72.4 million in fiscal 1998. The 11.8% increase reflected additional technology staff and merit increases.

    Occupancy expenses in fiscal 1999 were $17.8 million, compared with $19.7 million in fiscal 1998, a 9.8% decrease. The change was due primarily to a reduction in rent expense for the trading floor as a result of a lease renewal. In addition, real estate taxes and certain operating expenses paid in connection with the leased office space were reduced in 1999.

    Professional fees, outside services and license fees were $28.3 million in fiscal 1999, compared with $28.0 million in fiscal 1998. These include significant expenditures for GLOBEX2, Year 2000 compliance, trading floor systems, recruiting, legal services and license fees related to the use of copyrighted names on certain contracts. The overall increase in 1999 was relatively modest as a result of capitalizing certain professional fees relating to software development as discussed below.

    Communications and computer and software maintenance expenses in fiscal 1999 were $28.4 million, compared with $22.7 million in fiscal 1998, a 25.1% increase. The change was due primarily to the expansion of the GLOBEX2 electronic trading network.

    Depreciation and amortization expenses were $25.3 million in fiscal 1999, compared with $17.9 million in fiscal 1998. The 40.9% increase was a result of computer equipment additions and the amortization of previously capitalized software development.

    Public relations and promotion expenses declined 19.7% in fiscal 1999 to $7.7 million, compared with $9.6 million in fiscal 1998, reflecting a reduction in advertising and new product promotions.

    Other operating expenses in fiscal 1999 were $15.5 million, compared with $12.6 million in fiscal 1998. This 23.1% increase was due to increases in interest on capital asset leases, travel, Board of Directors' stipends, department supplies, staff training and state and local sales and use taxes.

    The Exchange adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1), effective January 1, 1999. Accordingly, CME commenced capitalizing certain costs of developing internal use software which otherwise would have been expensed under previous accounting policies. Costs capitalized during 1999 totaled $15.3 million, and consisted primarily of staff salaries and outside consulting costs. Amortization of capitalized software development costs amounted to $900,000 in 1999.

    Income from continuing operations, before a deduction for limited partners' interest in the earnings of PMT and a provision for income taxes, was $6.6 million in 1999, representing a decrease of $7.5 million compared to 1998. The limited partners' interest in the earnings of PMT was $2.1 million in 1999, $700,000 less than 1998, due to a decrease in Partnership income.

    The provision for income taxes decreased in fiscal 1999 to $1.9 million, compared to $4.3 million in fiscal 1998, as a result of lower pre-tax income in 1999. The increase in the effective income tax rate from 38% in 1998 to 41% in 1999 was due primarily to greater nondeductible expenses, including costs associated with CME's demutualization, which occurred in late 2000.

    Net income for fiscal 1999 was $2.7 million, compared with $7.0 million for fiscal 1998.

Financial Position

    Total assets of the Exchange were $380.6 million at December 31, 2000, an increase of $77.3 million since December 31, 1999. Cash performance bonds and security deposits increased $82.9 million during the twelve months and totaled $156.0 million at December 31, 2000. The increase in deposits is exactly equal to the increase in the related liability for these items. Partially offsetting these increases was a reduction in the investment portfolio of $15.8 million and a reduction in income taxes receivable. Proceeds from the sale of investments were used for asset purchases, software development and funding of Exchange operations. Also, property, net of accumulated depreciation, decreased to $80.4 million at the end of 2000, compared to $93.5 million at the end of 1999. The acquisition of new assets in 2000 of $13.1 million was less than the depreciation of property of $26.2 million. Other assets increased to $33.6 million from $31.5 million at the end of 1999, due primarily to an increase of $2.3 million in capitalized software development costs, net of accumulated amortization, and an increase in purchased computer software of $1.7 million. The increase in capitalized software development costs also was affected by the write-off of $2.7 million of software that was not used as intended. Net deferred tax assets of $4.8 million are included as other assets. It is expected that these assets will be fully realized; therefore, no valuation allowance has been provided.

    Liabilities totaled $217.0 million at December 31, 2000, an increase of $82.3 million since December 31, 1999, due to an $82.9 million increase in cash performance bonds and security deposits. The limited partners' interest in PMT decreased $3.0 million due to the purchase of 100% of the assets and business of PMT by the Exchange on November 13, 2000. Other current liabilities of $30.3 million, which include accrued expenses, accrued employer taxes and the current portion of long-term debt, increased $7.5 million, or 32.7%. Long-term debt consists of the long-term portion of capitalized lease obligations and was reduced by $2.1 million in 2000 as a result of scheduled payments that were partially offset by two new capital leases entered into in 2000.

    At December 31, 2000, the Exchange had working capital of $69.1 million, which increased $2.5 million from December 31, 1999. The current ratio at December 31, 2000 was 1.4:1, compared to 1.6:1 at December 31, 1999. The decrease was due to the $82.9 million increase in cash performance bonds and security deposits, which is included in both current assets and current liabilities. Excluding cash performance bonds and security deposits, the current ratio was 2.7:1 at December 31, 2000, unchanged from December 31, 1999.

Liquidity and Capital Resources

    Net cash provided from operating activities was $19.0 million and $13.3 million for 2000 and 1999, respectively. The cash provided by operations increased despite the operating loss experienced in 2000, primarily as a result of increased depreciation and amortization, which is a non-cash expense. Certain other expenses, such as the stock option and pension expense, also did not require the use of funds in 2000 and had a favorable impact on cash provided by operating activities.

    For 2000, net cash provided by investing activities was $1.0 million, compared to net cash used in investing activities of $11.3 million for 1999. The primary factor contributing to this increase of $12.3 million was a $26.3 million reduction in equipment purchases and property improvements in 2000 when compared to 1999, thus reducing cash used in investing activities. Partially offsetting this reduction was a decrease in cash from investment sales and an additional cash requirement to complete the purchase of the assets and business of PMT. Net sales from the investment portfolio declined to $16.4 million from $26.2 million for 2000 and 1999, respectively. Payment to the limited partners of PMT to complete the purchase of the Partnership totaled $4.2 million.

    Net cash used in financing activities was $3.6 million for 2000 and $2.7 million for 1999. This represented scheduled payments on capital leases. The increase is the direct result of new capital lease transactions in 2000 and late in 1999.

    It is expected that the principal use of funds in the foreseeable future will be to fund operations, capital expenditures and working capital. It is anticipated that existing cash and investment balances will be sufficient to meet the needs of the Exchange for at least the next year.

Market Risk

Interest Rate Risk

    Interest income from investment securities, temporary cash investments, cash performance bonds and security deposits was $9.7 million in 2000. Realized and unrealized gains (losses) in the investment portfolio totaled $600,000, ($1.4) million and $600,000 in 2000, 1999 and 1998, respectively. An increase (decrease) in market interest rates would have a corresponding increase (decrease) on interest income from temporary cash investments, cash performance bonds and security deposits, variable rate investment securities and new purchases of investment securities. An increase (decrease) in market interest rates also would result in an opposite increase (decrease) in the fair value of investment securities held. At December 31, 2000, CME's investment portfolio consisted primarily of U.S. government agency and state and municipal securities, including approximately $2.2 million in variable rate securities. Contractual maturities and interest coupon rates for fixed rate investment securities at December 31, 2000 were as follows (dollars in thousands):

Year	Principal Amount	Interest Rate
2001	$20,610	6.3%
2002	4,770	6.0%
2003	6,725	5.5%
2004	9,300	6.0%

Total	$41,405	6.1%

Derivative Trading Risk

    GFX Corporation engages in the purchase and sale of CME foreign currency futures contracts to promote liquidity in CME products and enters into offsetting transactions using futures contracts or spot foreign currency transactions to limit market risk. Net position limits are established for each trader and currently amount to $6.0 million in aggregate notional value. At December 31, 2000, GFX held futures positions with a notional value of $81.9 million, offset by a similar amount of spot foreign currency positions, resulting in a zero net position. All positions are marked to market through a charge or credit to income on a daily basis. Net trading gains were $4.4 million, $2.4 million and $4.8 million for 2000, 1999 and 1998, respectively.

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Management's Discussion and Analysis of Financial Condition and Results of Operations